Exhibit 99.1

Sapiens Wins 2023 Celent XCelent Award for Property & Casualty PAS in EMEA

Sapiens IDITSuite for Property & Casualty was recognized as a “Luminary” solution excelling in both Advanced Technology and Breadth of Functionality.

Holon, Israel, March 6, 2023 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens IDITSuite for Property and Casualty has won Celent’s 2023 XCelent award for the Breadth of Functionality category in the EMEA region.

Research and consulting firm Celent analyzed 46 policy administration systems for EMEA Property & Casualty (general) insurance, using the Celent ABC Vendor View, a resource for identifying premier technology solutions serving the insurance and financial industries. The vendor view shows the relative positions of each vendor in three categories: Advanced Technology, Breadth of Functionality (for which IDITSuite was given the XCelent award), and Customer Base and Support.

Due to IDITSuite’s positioning near the top of the field also in Celent’s other two categories, the product was named a “Luminary” solution, the top tier in Celent’s Technical Capabilities Matrix. As the only non-US-based solution awarded this distinction, IDITSuite is clearly positioned as a leading platform in EMEA. The Luminary classification was also given to Sapiens IDITSuite in the APAC region.

“I am gratified to see Sapiens recognized once again as a driving force in the field of P&C software solutions,” said Roni Al-Dor, Sapiens president and CEO. “Digital-first insurance and core modernization are powering GWP growth across our customer-base and there is a real momentum that we are delighted to be contributing to. Sapiens enables speed, scale, insurance transformation and growth. We are proud that this is being recognized in Celent’s independent assessment.”

According to the Celent report: “Sapiens IDITSuite continues to have a strong presence in Europe, with a growing customer base in the region, especially with larger insurers, and has also gained clients in Asia-Pacific since our last report. Celent expects to see further growth in their customer base in the coming years.”

In the same report, Celent also highlighted and praised two other Sapiens solutions. Sapiens Tia Policy Solutions was named a Functionality Standout (both in EMEA as well as the LATAM region) and Sapiens DianaSuite was named a Noteworthy Solution. The parallel Celent report for the North America region also included high praise for two Sapiens solutions. Sapiens PolicyPro for P&C was named a Functionality Standout and Sapiens PolicyPro for Workers’ Compensation was named a Noteworthy Solution.

Sapiens IDITSuite is a component-based, core software solution for end-to-end core operations and processes. An award-winning Policy Administration System, it supports personal and commercial lines of business from acquisition, billing, claim, and renewal.

To download the report, click here.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

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www.sapiens.com